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VERSA/TEK LOGO
VERSA TECHNOLOGIES, INC. / 9301 WASHINGTON AVENUE / P.O. BOX 085012 / RACINE, WI 53408-5012 / 414-886-1174 / FAX 414-886-4614

September 5, 1997

Dear Shareholder:

     We are pleased to report that, on September 2, 1997, Versa Technologies, Inc. (the "Company") entered into a merger agreement with Applied Power Inc. and one of its subsidiaries that provides for the acquisition of the Company by Applied Power at a price of $24.625 per share net to the seller in cash. Under the terms of the proposed transaction, an Applied Power subsidiary is today commencing a cash tender offer for all outstanding shares of the Company common stock at $24.625 per share. Following the successful completion of the tender offer, the Applied Power subsidiary will be merged into the Company and all shares not purchased in the tender offer will be converted into the right to receive $24.625 per share in cash in the merger.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE APPLIED POWER TENDER OFFER AND UNANIMOUSLY DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL COMPANY SHAREHOLDERS TENDER THEIR SHARES IN THE APPLIED POWER TENDER OFFER.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion dated September 2, 1997 of William Blair & Company L.L.C., financial advisor to the Company, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration of $24.625 per share to be received by Company shareholders in the offer and the merger, taken together, was fair from a financial point of view to such shareholders.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is Applied Power's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials, including William Blair's opinion which is attached to the Schedule 14D-9, carefully.

     The management and directors of Versa Technologies, Inc. thank you for the support you have given the Company.

Sincerely,
JAMES E. MOHRHAUSER
James E. Mohrhauser
Chairman and Chief Executive Officer